Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Finance of America Companies Inc.
Plano, Texas
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 16, 2023, except for Notes 30 and 38, and the effects of the discontinued operations as discussed in Note 3, for which the date is August 18, 2023, relating to the consolidated financial statements of Finance of America Companies Inc., and our report dated March 16, 2023, relating to the effectiveness of Finance of America Companies Inc.’s internal control over financial reporting appearing in the Current Report on Form 8-K filed on August 18, 2023, for the year ended December 31, 2022.
We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, P.A.

Philadelphia, Pennsylvania
August 18, 2023